Exhibit 99.1

RISK FACTORS

Stockholders should carefully consider the following risk factors in conjunction with the other information contained in this report. The risks discussed in this report could adversely affect our business, operating results, prospects and financial condition. This could cause the value of our common stock to decline and/or you to lose part or all of any investment in our securities. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this report, we deem immaterial may also harm our business. Some statements in this report, including statements in the following risk factors, constitute forward-looking statements. Please refer to Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations- Forward-Looking Statements” of this report.

Risks Related to Our Business and Operations

Our limited prior operating history makes it difficult for you to evaluate our likely performance and any investment in our securities.

We and our advisor are both entities with limited prior operating histories and we may both be unable to successfully operate our businesses or achieve our investment objectives. We may not be able to conduct our business as planned or successfully.

We may be limited in our ability to diversify our investments.

Because of the amount of our available capital, our ability to diversify our portfolio will be limited both as to the number of investments owned and the geographic regions in which our investments are located. While we will seek to diversify our portfolio by geographic location, we expect to focus on markets with high potential for attractive returns located in the United States and, accordingly, our actual investments may result in concentrations in a limited number of geographic regions. As a result, there is an increased likelihood that the performance of any single property, or the economic performance of a particular region in which our properties are located, could materially affect our operating results.

We may suffer from delays in locating suitable investments or, because of our public company status, may be unable to acquire otherwise suitable investments, which could adversely affect our growth prospects and results of operations.

Our ability to achieve our investment objectives and to make distributions to our stockholders depends upon our advisor’s ability to locate, obtain financing for and consummate the acquisition of apartment properties that meet our investment objectives. The current market for apartment properties that meet our investment objectives is highly competitive. We cannot be sure that our advisor will be successful in obtaining suitable investments on financially attractive terms or at all.

Additionally, as a public company, we are subject to the ongoing reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of properties we acquire. To the extent any required financial statements are not available or cannot be obtained, we may not be able to acquire the property. As a result, we may be unable to acquire certain properties that otherwise would be suitable investments.

If we are unable to invest our available capital in real properties in a timely manner, we may invest the proceeds in short-term, investment-grade investments which typically will yield significantly less than what we expect our investments will yield. As a result, delays we encounter in identifying and consummating potential acquisitions may adversely affect our growth prospects, results of operations and our ability to make distributions to our stockholders.

We have not established a minimum dividend payment level and we cannot assure you of our ability to pay dividends in the future or the amount of any dividends.

Our board of directors will determine the amount and timing of distributions. In making this determination, our directors will consider all relevant factors, including REIT minimum distribution requirements, the amount of cash available for distribution, restrictions under Maryland law, capital expenditures and reserve requirements and general operational requirements. We cannot assure you that we will be able to make distributions in the future or in amounts similar to our past distributions. We may need to fund distributions through borrowings, returning capital or selling assets, which may be available only at commercially unattractive terms, if at all. Any of the foregoing could adversely affect the market price of our common stock.

Your percentage of ownership may be diluted if we issue new shares of stock.

Stockholders have no rights to buy additional shares of stock in the event we issue new shares of stock. We may issue common stock, convertible debt or preferred stock pursuant to a subsequent public offering or a private placement, to sellers of properties we directly or indirectly acquire instead of, or in addition to, cash consideration, or to our advisor in payment of some or all of the quarterly base or incentive fee that may be earned by our advisor or in payment of some or all of the termination fee that may be payable to our advisor. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Our stockholders who do not participate in any future stock issuances will experience dilution in the percentage of the issued and outstanding stock they own.

We may decide to borrow funds to satisfy REIT minimum distribution requirements, which could adversely affect our overall financial performance.

We may decide to borrow funds in order to meet the REIT minimum distribution requirements even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. If we borrow money to meet the REIT minimum distribution requirements or for other working capital needs, our expenses will increase, our net income will be reduced by the amount of interest we pay on the money we borrow and we will be obligated to repay the money we borrow from future earnings or by selling assets, any or all of which may decrease future distributions to stockholders.

To maintain our qualification as a REIT, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and adversely affect the trading price of our common stock.

To maintain our qualification as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT qualification requirements may hinder our ability to operate solely on the basis of maximizing profits and adversely affect the trading price of our common stock.

Risks Related to Our Organization, Structure and Management

We depend upon RAIT, our advisor and their affiliates to conduct our operations and, therefore, any adverse changes in the financial health of RAIT, our advisor or their affiliates, or our relationship with any of them, could hinder our operating performance and adversely affect the trading price of our common stock.

We depend on RAIT, our advisor and their affiliates, including our property manager, to manage our operations and acquire and manage our portfolio of real estate assets. Our advisor will make all decisions with respect to the management of our company, subject to the supervision of, and any guidelines established by, our board of directors. Our advisor will depend upon the fees and other compensation that it will receive from us in connection with the management of our business and sale of our properties to conduct its operations. Any adverse changes in the financial condition of, or our relationship with, RAIT, our advisor or our property manager could hinder their ability to successfully manage our operations and our portfolio of investments.

The nature of RAIT’s business, and our dependence on RAIT and our advisor, makes us subject to certain risks to which we would not ordinarily be subject based on our targeted investments.

RAIT conducts a substantial real estate and real estate finance business which has, in the past, resulted in substantial losses. If these losses were to recur, the ability of RAIT and its affiliates, including our advisor and our property manager, to provide us with the services we need to operate our business could be impaired and we could be required to seek alternative service providers. We cannot assure you that we would be able to obtain alternative service providers on acceptable terms, or at all, which would reduce or eliminate our ability to make distributions and, possibly, if we could not find acceptable alternative service providers, require us to liquidate our portfolio.

If our advisor loses or is unable to retain or obtain key personnel, our ability to implement our investment strategies could be hindered, which could reduce our ability to make distributions and adversely affect the trading price of our common stock.

Our success depends to a significant degree upon the contributions of certain of the officers and other key personnel of our advisor, all of whom are officers or employees of RAIT. We cannot guarantee that all, or any, will remain affiliated with us, our advisor or RAIT. If any of our key personnel were to cease their affiliation with our advisor, our operating results could suffer. Further, we do not intend to maintain key person life insurance that would provide us with proceeds in the event of death or disability of any of our key personnel.

We believe our future success depends upon our advisor’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and we cannot assure you that our advisor will be successful in attracting and retaining such skilled personnel. If our advisor loses or is unable to obtain the services of key personnel, our ability to implement our investment strategies could be delayed or hindered, and the trading price of our common stock may be adversely affected.

Termination of our advisory agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan.

Termination of our advisory agreement without cause, even for poor performance, could be difficult and costly. Our amended and restated advisory agreement provides that we may terminate the advisory agreement only for cause upon the affirmative vote of two-thirds of our independent directors or a majority of our outstanding common stock or a change of control of RAIT or the advisor (each as defined in the advisory agreement) if a majority of our independent directors determine that such a change of control of RAIT or our advisor is materially detrimental to us. If we terminate the agreement without cause, or if the advisor terminates the agreement because of a material breach of the agreement by us or as a result of a change of control of our company, we must pay our advisor a termination fee payable in cash, shares of our common stock or any combination thereof at the election of our advisor. The termination fee, if any, will be equal to four times the sum of (i) the average annual base management fee and (ii) the average annual incentive fee, in each case earned by the advisor during the eight full calendar quarters immediately preceding the termination date. These provisions may substantially restrict our ability to terminate the advisory agreement without cause and would cause us to incur substantial costs in connection with such a termination. Furthermore, in the event that our advisory agreement is terminated and we are unable to identify a suitable replacement to manage us, our ability to execute our business plan could be adversely affected.

The Maryland General Corporation Law prohibits certain business combinations, which may make it more difficult for us to be acquired.

Under the Maryland General Corporation Law, “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as (i) any person who beneficially owns 10% or more of the voting power of the then outstanding voting stock of the corporation; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the expiration of the five-year period described above, any business combination between the Maryland corporation and an interested stockholder must generally be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation, other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the Maryland General Corporation Law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The Maryland General Corporation Law also permits various exemptions from these provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and any other person from these provisions of the Maryland General Corporation Law, provided that the business combination is first approved by our board of directors and, consequently, the five year prohibition and the supermajority vote requirements will not apply to such business combinations. As a result, any person approved by our board of directors will be able to enter into business combinations with us that may not be in the best interests of our stockholders without compliance by us with the supermajority vote requirements and other provisions of the statute. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Stockholders have limited control over changes in our policies and operations.

Our board of directors determines our major policies, including those regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under our charter and the Maryland General Corporation Law, our stockholders generally have a right to vote only on the following matters:

•	the election or removal of directors;

•	the amendment of our charter, except that our board of directors may amend our charter without stockholder approval to:

•	change our name;

•	change the name or other designation or the par value of any class or series of stock and the aggregate par value of our stock;

•	increase or decrease the aggregate number of our shares;

•	increase or decrease the number of our shares of any class or series of stock that we have the authority to issue; and

•	effect certain reverse stock splits;

•	our dissolution; and

•	our being a party to any merger, consolidation, sale or other disposition of substantially all of our assets or statutory share exchange.

All other matters are subject to the discretion of our board of directors.

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter from time to time to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock into other classes or series of stock and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Because of our holding company structure, we depend on our operating partnership and its subsidiaries for cash flow; however, we will be structurally subordinated in right of payment to the obligations of our operating partnership and its subsidiaries.

We are a holding company with no business operations of our own. Our only significant asset is and will be the general partnership interests in our operating partnership. We conduct, and intend to continue to conduct, all of our business operations through our operating partnership. Accordingly, our only source of cash to pay our obligations is distributions from our operating partnership and its subsidiaries of their net earnings and cash flows. We cannot assure you that our operating partnership or its subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to make distributions to our stockholders from cash flows from operations. Each of our operating partnership’s subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from such entities. In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy your claims as stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our rights and the rights of our stockholders to recover on claims against our directors are limited, which could reduce your and our recovery against them if they negligently cause us to incur losses.

The Maryland General Corporation Law provides that a director has no liability in such capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our directors and officers will not be liable to us or our stockholders for monetary damages unless the director or officer actually received an improper benefit or profit in money, property or services, or is adjudged to be liable to us or our stockholders based on a finding that his or her action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. We will indemnify and advance expenses to our directors and officers to the maximum extent permitted by the Maryland General Corporation Law and we are permitted to purchase and maintain insurance or provide similar protection on behalf of any directors, officers, employees and agents, including our advisor and its affiliates, against any liability asserted which was incurred in any such capacity with us or arising out of such status. We currently have such insurance under RAIT’s directors and officers insurance policy as a subsidiary of RAIT and expect we will obtain our own directors and officers insurance policy in the event we are no longer covered by RAIT’s policy. Obtaining such insurance may result in us having to expend significant funds, which will reduce the available cash for distribution to our stockholders.

If we internalize our management functions, your interest in our company could be diluted, and we could incur other significant costs associated with being self-managed.

In the future, our board of directors may consider internalizing the functions performed for us by our advisor by, among other methods, acquiring our advisor’s assets. The method by which we could internalize these functions could take many forms, subject to certain limitations set forth in our advisory agreement. There is no assurance that internalizing our management functions will be beneficial to us or our stockholders. In the event of an internalization of our advisor by us, certain key personnel of our advisor may remain employees of RAIT or its affiliates rather than becoming our employees, which could make it difficult for us to manage our business effectively. An acquisition of our advisor could also result in dilution of your interests as a stockholder and could reduce earnings per share and funds from operations per share. Additionally, we may not realize the perceived benefits or we may not be able to properly integrate the advisor’s operations with ours, or we may not be able to effectively replicate the services provided previously by our advisor, our property manager or their affiliates. In addition, if we become internally managed, our overhead costs may increase by an amount that is greater than the costs of the advisory fees and reimbursements currently paid to our advisor that we would no longer bear, as we would be responsible for compensation and benefits of all of our officers and other employees, including those who were previously paid by our advisor as well as new employees. Internalization transactions, including without limitation, transactions involving the acquisition of advisors or property managers affiliated with entity sponsors have also, in some cases, been the subject of litigation. Even if these claims are without merit, we could be forced to spend significant amounts of money defending claims which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

If our advisor is acquired by a non-affiliated third-party, we could incur significant costs and we could be in competition for the acquisition and leasing of properties with such third party or its other affiliates.

If there is a change of control of our advisor (as defined in the amended and restated advisory agreement), our amended and restated advisory agreement provides that we may terminate the advisory agreement; however, we may incur substantial costs in connection with such a termination. If we terminate the advisory agreement upon a change of control of our advisor, unless a majority of our independent directors determines that such a change of control is materially detrimental to us, we must pay our advisor a termination fee payable in cash, shares of our common stock or any combination thereof at the election of our advisor. The termination fee, if any, will be equal to four times the sum of (i) the average annual base management fee and (ii) the average annual incentive fee, in each case earned by the advisor during the eight full calendar quarters immediately preceding the termination date. Furthermore, if our advisor is acquired by a non-affiliated third party, we could be in competition with such third party or its affiliates for the acquisition or leasing of properties. Moreover, such an acquisition could cause our advisor to devote significantly less time to the management of our business. Although our advisory agreement may allow us to terminate the advisory agreement if the advisor is acquired by a non-affiliated third party, any termination by us could adversely impact our ability to execute our business plan if we are unable to identify a suitable replacement to manage us.

Our investment objectives and strategies may be changed without stockholder consent.

We may change our investment objectives and strategies, and our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments described in this report. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to achieve our investment objectives and the market value of our common stock.

We may have conflicts of interest with our advisor and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

There are numerous conflicts of interest between our interests and the interests of our advisor, RAIT and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, allocation of investment opportunities between us and RAIT, purchase or sale of apartment properties from or to RAIT or its affiliates and fee arrangements with our advisor that might induce our advisor to make investment decisions that are not in our best interests. Examples of these potential conflicts of interest include:

•	RAIT owns a significant portion of our common stock, which could give RAIT the ability to control the outcome of matters submitted for stockholder approval and allow RAIT to exert significant influence over our company in a manner that may not be in the best interests of our other stockholders;

•	Competition for the time and services of personnel that work for us and our affiliates;

•	Compensation payable by us to our advisor, property manager and their affiliates for their various services, which may not be on market terms and is payable, in some cases, whether or not our stockholders receive distributions;

•	The possibility that our advisor, its officers and their respective affiliates will face conflicts of interest relating to the purchase and leasing of properties (including that, if RAIT or an affiliate has an existing direct or indirect investment in a property that would otherwise be suitable for us, RAIT or such affiliate, as the case may be, will have the right to acquire such property, directly or indirectly, without first offering us the opportunity to acquire the property), and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions and adversely affecting the trading price of our common stock;

•	The possibility that our advisor and its affiliates may make investment recommendations to us in order to increase their own compensation even though the investments may not be in the best interests of our stockholders;

•	The possibility that if we acquire properties from RAIT or its affiliates, the price may be higher than we would pay if the transaction were the result of arms’ length negotiations with a third party;

•	The possibility that our advisor will face conflicts of interest caused by its ownership by RAIT, some of whose officers are also our officers and one of whom is a director of ours, resulting in actions that may not be in the long-term best interests of our stockholders;

•	RAIT’s ability to provide financing to us for acquisitions of properties which could result in conflicts with respect to negotiation and enforcement of loan terms; and

•	The possibility that we may acquire or merge with our advisor, resulting in an internalization of our management functions.

Any of these and other conflicts of interest between us and our advisor could have a material adverse effect on the returns on our investments, our ability to make distributions to stockholders and the trading price of our common stock.

General Risks Related to Investments in Real Estate

There are inherent risks associated with real estate investments and with the real estate industry, each of which could have an adverse impact on our financial performance and the value of our properties.

By owning our common stock, you will be subject to the risks associated with the ownership and operation of real properties, including risks related to:

•	changes in national, regional and local conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence, liquidity concerns and other adverse business concerns;

•	changes in local real estate conditions, such as an oversupply of space or reduction in demand for rental properties;

•	changes in interest rates and the availability of financing;

•	changes in property-level operating expenses, including increased real property taxes, maintenance, insurance and utilities costs;

•	the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors’ properties based on considerations such as convenience of location, rental rates, amenities and safety record;

•	a favorable interest rate environment that may result in a significant number of potential residents of our apartment properties deciding to purchase homes instead of renting; and

•	changes in laws and governmental regulations, including those governing real estate usage, zoning and taxes.

Any of these changes could cause our net revenues and the value of our assets to decrease.

The illiquidity of real estate investments could significantly impede our ability to respond to changing economic, financial, and investment conditions or changes in the operating performance of our properties, which could adversely affect our cash flows and results of operations.

Real estate investments are relatively illiquid and, as a result, we will have a limited ability to vary our portfolio in response to changes in economic, financial and investment conditions or changes in the operating performance of our properties. We will also have a limited ability to sell assets in order to fund working capital and similar capital needs. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We also may be required to expend funds to correct defects or to make improvements before a property can be sold, and we cannot assure you that we will have funds available to correct those defects or to make those improvements. Our inability to dispose of assets at opportune times or on favorable terms could adversely affect our cash flows and results of operations.

Moreover, the Code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio promptly in response to economic or other conditions or on favorable terms, which may adversely affect our cash flows, our ability to make distributions to our stockholders and the market price of our common stock.

Economic conditions may adversely affect the residential real estate market and our income.

A residential property’s income and value may be adversely affected by international, national and regional economic conditions. During the past five years, the U.S. and international markets have experienced increased levels of volatility due to a combination of many factors, including decreased values of home prices and commercial real estate, limited access to credit markets, increased energy costs, increased unemployment rates, and a national and global recession. Although recently some economic conditions appear to have improved, if such improvement does not continue or if new economic or capital markets problems arise, the value of our portfolio may decline significantly. A deterioration in economic conditions may also have an adverse effect on our operations if the tenants occupying the residential properties we acquire, or prospective tenants, cannot afford the rents we need to charge to be profitable.

In addition, local real estate conditions such as an oversupply of properties or a reduction in demand for properties, availability of “for sale” properties, competition from other similar properties, our ability to provide adequate maintenance, insurance and management services, increased operating costs (including real estate taxes), the attractiveness and location of the property and changes in market rental rates, may adversely affect a property’s income and value. A rise in energy costs could result in higher operating costs, which may affect our results from operations. In addition, local conditions in the markets in which we own or intend to own properties may significantly affect occupancy or rental rates at such properties. Layoffs, plant closings, relocations of significant local employers and other events reducing local employment rates and the local economy; an oversupply of, or a lack of demand for, apartments; a decline in household formation; the inability or unwillingness of residents to pay rent increases; and rent control, rent stabilization and other housing laws, all could prevent us from raising or maintaining rents, and could cause us to reduce rents.

Rising expenses could reduce cash flow and funds available for future acquisitions, which may have a material effect on the trading price of our common stock.

Our properties may be subject to increases in tax rates, utility costs, operating expenses, insurance costs, repairs and maintenance, administrative and other expenses. Many of the leases on our properties may require the tenants to pay all or a portion of the expenses; however, renewals of leases or future leases may not be negotiated on that basis, in which event we will have to pay those expenses. If we are unable to match increased costs with increased rental rates, our growth prospects, our ability to make distributions to stockholders and the trading price of our common stock may be materially and adversely affected.

Properties we purchase may not appreciate or may decrease in value.

The residential real estate market may experience substantial influxes of capital from investors. A substantial flow of capital, combined with significant competition for real estate, may result in inflated purchase prices for such assets. To the extent we purchase real estate in such an environment, we are subject to the risk that, if the real estate market subsequently ceases to attract the same level of capital investment, or if the number of companies seeking to acquire such assets decreases, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets.

We may incur liabilities in connection with properties we acquire.

We may acquire properties that are subject to liabilities or that have problems relating to environmental condition, state of title, physical condition or compliance with zoning laws, building codes, or other legal requirements, many of which may not be known to us at the time of acquisition. In each case, our acquisition may be without any, or with only limited, recourse with respect to unknown liabilities or conditions. If any liability were asserted against us relating to those properties or entities, or if any adverse condition existed with respect to the properties or entities, we might have to pay substantial sums to settle or cure it, which could adversely affect our cash flow and operating results. While we will attempt to obtain appropriate representations and undertakings from the sellers of the properties or entities we acquire, the sellers may not have the resources to satisfy their indemnification obligations if a liability arises.

RAIT may provide loan financing to us through the use of a securitization or other special purpose vehicle.

RAIT has used securitizations in which it has a retained interest to finance many of its investments, and has retained interests in these vehicles consisting of their subordinated notes and equity. Although RAIT’s securitization vehicles holding properties have passed their reinvestment periods, RAIT may form new securitization vehicles in the future which it may use to provide financing on properties we may acquire.

The servicer for the loans held in such securitization vehicles, which may not be an entity affiliated with RAIT, would be responsible for ensuring timely payments under the terms of the loans. If we are unable to make payments on these loans, we may not be able to modify them on terms acceptable to us as a result of the securitization.

Payment of fees to our advisor and its affiliates will reduce cash available for investment and distribution.

Our advisor and its affiliates will perform services for us in connection with the management and leasing of our properties. They will be paid significant fees for these services, none of which were the result of arm’s-length negotiations. Payment of these fees will reduce the amount of cash available for investment and for distribution to stockholders.

We may have assumed unknown liabilities in connection with the acquisition of the apartment properties contributed by RAIT.

We acquired seven apartment properties contributed by RAIT subject to all existing liabilities. Not all of the liabilities may have been known at the time of contribution. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with such entities prior to the filing of this report (that had not been asserted or threatened prior to the filing of this report), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. As part of the contribution to us of the apartment properties in our portfolio, RAIT made limited representations and warranties to us regarding the properties. Because many liabilities may not have been identified at the time of contribution, we may have no recourse against RAIT.

We may suffer losses that are not covered by insurance.

If we suffer losses that are not covered by insurance or that are in excess of insurance coverage, we could lose invested capital and anticipated profits. We maintain comprehensive insurance for our properties, including casualty, liability, fire, extended coverage, terrorism, earthquakes, hurricanes and rental loss customarily obtained for similar properties in amounts which our advisor determines are sufficient to cover reasonably foreseeable losses, and with policy specifications and insured limits that we believe are adequate and appropriate under the circumstances. Material losses may occur in excess of insurance proceeds with respect to any property. Moreover, there are types of losses, generally of a catastrophic nature, such as losses due to wars, pollution, environmental matters and mold which are either uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments.

We may be unable to secure funds for property improvements, which could adversely impact our ability to make cash distributions to our stockholders.

When residents do not renew their leases or otherwise vacate their space, in order to attract replacement residents, we may be required to expend funds for capital improvements to the vacated apartment units. In addition, we may require substantial funds to renovate an apartment property in order to sell, upgrade or reposition it in the market. If our reserves are insufficient to fund these improvements, we may have to obtain financing from either affiliated or unaffiliated sources. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Moreover, some reserves required by lenders may be designated for specific uses and may not be available for capital improvements to other properties. Additional borrowing will increase our interest expense, and could result in decreased net revenues and a decreased ability to make cash distributions to our stockholders.

Short-term leases expose us to the effects of declining market rent, which could adversely impact our ability to make cash distributions to our stockholders.

We expect that most of our leases will be for a term of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without any penalty, our rental revenues may be impacted by declines in market rents more quickly than if our leases were for longer terms.

The profitability of our acquisitions is uncertain.

We intend to acquire properties selectively. Acquisition of properties entails risks that investments will fail to perform in accordance with expectations. In undertaking these acquisitions, we will incur certain risks, including the expenditure of funds on, and the devotion of management’s time to, transactions that may not come to fruition. Additional risks inherent in acquisitions include risks that the properties will not achieve anticipated occupancy levels and that estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate.

We will face competition from third parties, including other apartment properties, which may limit our profitability and the return on any investment in our securities.

The apartment industry is highly competitive. This competition could reduce occupancy levels and revenues at our apartment properties. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, real estate limited partnerships, and other entities engaged in real estate investment activities. Many of these entities have significant financial and other resources, including operating experience, allowing them to compete effectively with us. Competitors with substantially greater financial resources than us may be able to accept more risk than we can effectively manage. In addition, those competitors that are not REITs may be at an advantage to the extent they can utilize working capital to finance projects, while we (and our competitors that are REITs) will be required by the annual distribution provisions under the Code to distribute significant amounts of cash from operations to our stockholders. Our competitors include those in other apartment properties both in the immediate vicinity where our apartment properties will be located and the broader geographic market. Such competition may also result in overbuilding of apartment properties, causing an increase in the number of apartment units available and potentially decreasing our occupancy and apartment rental rates. We may also be required to expend substantial sums to attract new residents. The resale value of the property could be diminished because the market value of a particular property will depend principally upon the net revenues generated by the property. In addition, increases in operating costs due to inflation may not be offset by increased apartment rental rates. Further, costs associated with real estate investment, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the investment. These events would cause a significant decrease in revenues and the trading price of our common stock, and could cause us to reduce the amount of distributions to our stockholders.

The large quantity of foreclosed homes and low residential mortgage rates may result in potential renters purchasing residences rather than leasing them, and as a result, cause a decline in occupancy rates.

The large quantity of foreclosed homes, along with the low residential mortgage interest rates currently available and government sponsored programs to promote home ownership, have resulted in a record high level on the National Association of Realtor’s Housing Affordability Index, an index used to measure whether or not a typical family could qualify for a mortgage loan on a typical home. The foregoing factors may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the occupancy rates of our properties.

Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.

We may acquire multiple properties in a single transaction. Such portfolio acquisitions are more complex and expensive than single-property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our ability to manage the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate, or attempt to dispose of, these properties. To acquire multiple properties in a single transaction we may be required to accumulate a large amount of cash. We expect the returns that we can earn on such cash to be less than the ultimate returns on real property, and therefore, accumulating such cash could reduce the funds available for distributions. Any of the foregoing events may have an adverse effect on our operations.

If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.

If we decide to sell any of our properties, we intend to use commercially reasonable efforts to sell them for cash. However, in some instances we may sell our properties by providing financing to purchasers. If we provide financing to purchasers, we will bear the risk of default by the purchaser which would reduce the value of our assets, impair our ability to make distributions to our stockholders and reduce the price of our common stock.

Our revenue and net income may vary significantly from one period to another due to investments in value-add properties and portfolio acquisitions, which could increase the variability of our cash distributions.

We may make investments in value-add properties that have existing cash flow which are in various phases of development, redevelopment or repositioning and where we believe that, through limited capital expenditures, we can achieve enhanced returns (which we refer to as value-add properties), which may cause our revenues and net income to fluctuate significantly from one period to another. Projects do not produce revenue while in development or redevelopment. During any period when the number of our projects in development or redevelopment or those with significant capital requirements increases without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease and we could have losses. Moreover, value-add properties subject us to the risks of higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. The occurrence of one or more of these risks could decrease our cash available for distribution.

We may acquire properties with lock-out provisions, or agree to such provisions in connection with obtaining financing, which may prohibit us from selling or refinancing a property during the lock-out period.

We may acquire properties in exchange for operating partnership units and agree to restrictions on sales or refinancing, called “lock-out” provisions, which are intended to preserve favorable tax treatment for the owners of such properties who sell them to us. Additionally, we may agree to lock-out provisions in connection with obtaining financing for the acquisition of properties. Lock-out provisions could materially restrict us from selling, otherwise disposing of or refinancing properties. This would affect our ability to turn our investments into cash and thus affect cash available to return capital to you. Lock-out provisions could impair our ability to take actions during the lock-out period that would otherwise be in the best interests of our stockholders and, therefore, could adversely impact the market value of our common stock. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

We may acquire properties through joint ventures, which could subject us to liabilities in excess of those contemplated or prevent us from taking actions which are in the best interests of our stockholders, which could adversely affect our trading price.

We may enter into joint ventures with affiliates and/or other third parties to acquire or improve properties. We may also purchase properties in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present when acquiring real estate directly, including the following:

•	a co-venturer, co-owner or partner may have certain approval rights over major decisions, which may prevent us from taking actions that are in the best interest of our stockholders but opposed by our partners or co-venturers;

•	a co-venturer, co-owner or partner may at any time have economic or business interests or goals which are or become inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of termination or liquidation of the joint venture;

•	a co-venturer, co-owner or partner in an investment might become insolvent or bankrupt (in which event we and any other remaining partners or members would generally remain liable for the liabilities of the partnership or joint venture);

•	we may incur liabilities as a result of an action taken by our co-venturer, co-owner or partner;

•	a co-venturer, co-owner or partner may be in a position to take actions contrary to our instructions, requests, objectives or policies, including our policy with respect to qualifying and maintaining our qualification as a REIT;

•	agreements governing joint ventures, limited liability companies and partnerships often contain restrictions on the transfer of a member’s or partner’s interest or “buy-sell” or other provisions that may result in a purchase or sale of the interest at a disadvantageous time or on disadvantageous terms;

•	disputes between us and our joint venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business and result in subjecting the properties owned by the applicable joint venture to additional risk; and

•	that under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached which might have a negative influence on the joint venture.

If any of the foregoing were to occur we may be subject to liabilities in excess of those contemplated, which could adversely affect our trading price.

Risks Associated with Debt Financing

We plan to incur mortgage indebtedness and other borrowings and are not limited in the amount or percentage of indebtedness that we may incur, which may increase our business risks.

We intend to acquire properties subject to existing financing or by borrowing new funds. In addition, we intend to incur additional mortgage debt by obtaining loans secured by some, or all, of our real properties to obtain funds to acquire additional real properties and/or make capital improvements to properties. We may also borrow funds, if necessary, to satisfy the requirement that we generally distribute to stockholders as dividends at least 90% of our annual REIT taxable income (computed without regard to dividends paid and excluding net capital gain), or otherwise as is necessary or advisable to assure that we maintain our qualification as a REIT for U.S. federal income tax purposes.

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. We are subject to risks normally associated with debt financing, including the risk that our cash flows will be insufficient to meet required payments of principal and interest. There can be no assurance that we will be able to refinance any maturing indebtedness, that such refinancing would be on terms as favorable as the terms of the maturing indebtedness or that we will be able to otherwise obtain funds by selling assets or raising equity to make required payments on maturing indebtedness.

In particular, loans obtained to fund property acquisitions will generally be secured by mortgages or deeds in trust on such properties. If we are unable to make our debt service payments as required, a lender could foreclose on the property or properties securing its debt.

In addition, for U.S. federal income tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may, in some circumstances, give a guaranty on behalf of an entity that owns one or more of our properties. In these cases, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that we could lose part or all of our investment in multiple properties. Each of these events could in turn cause the value of our common stock and distributions payable to stockholders to be reduced.

Any mortgage debt which we place on properties may contain clauses providing for prepayment penalties. If a lender invokes these penalties upon the sale of a property or the prepayment of a mortgage on a property, the cost to us to sell the property could increase substantially. This could lead to a reduction in our income, which would reduce cash available for distribution to stockholders.

We may also finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or “balloon” payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

Failure to procure adequate capital and funding may decrease our profitability and our ability to make distributions, reducing the market price of our common stock.

We depend upon the availability of adequate funding and capital for our operations. As a REIT, we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders and are therefore not able to retain significant amounts of our earnings for new investments. Consequently, we will depend upon the availability of financing and additional capital to execute our investment strategy. If sufficient financing or capital is not available to us on acceptable terms, we may not be able to achieve anticipated levels of profitability either due to the lack of funding or an increase in funding costs and our ability to make distributions and the price of our common stock may decline.

High levels of debt or increases in interest rates could increase the amount of our loan payments, which could reduce the cash available for distribution to stockholders.

If we incur high levels of debt, our interest costs will increase, resulting in higher debt service payments which could reduce cash available for distribution to stockholders. If we incur variable rate debt, increases in interest rates would also increase our interest costs and decrease our ability to make distributions to you. If we need to repay existing debt during periods of rising interest rates, any refinancing we may obtain would likely increase our interest and other costs; if we were unable to obtain acceptable financing, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in a loss.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders or change our management.

In providing financing to us, a lender may impose restrictions on us that would affect our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to our stockholders and otherwise affect our distribution and operating policies. In general, we expect our loan agreements will restrict our ability to encumber or otherwise transfer our interest in the respective property without the prior consent of the lender. Such loan documents may contain other negative covenants that may limit our ability to discontinue insurance coverage, replace our advisor or impose other limitations. Any such restriction or limitation may limit our ability to make distributions to you. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes. Our secured revolving credit agreement with The Huntington National Bank contains events of default for a defined change of control or change of management.

Some of our mortgage loans may have “due on sale” provisions, which may impact the manner in which we acquire, sell and/or finance our properties.

In purchasing properties subject to financing, we may obtain financing with “due-on-sale” and/or “due-on-encumbrance” clauses. Due-on-sale clauses in mortgages allow a mortgage lender to demand full repayment of the mortgage loan if the borrower sells the mortgaged property. Similarly, due-on-encumbrance clauses allow a mortgage lender to demand full repayment if the borrower uses the real estate securing the mortgage loan as security for another loan. In such event, we may be required to sell our properties on an all-cash basis, which may make it more difficult to sell the property or reduce the selling price.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our property acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain nonrecourse loans, we may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loan, and such claim were successful, our business and financial results could be materially adversely affected.

We may be subject to risks related to interest rate fluctuations, and the derivative financial instruments that we may use may be costly and ineffective and may reduce the overall returns on any investment in our securities.

We may be subject to risks related to interest rate fluctuations if any of our debt is subject to a floating interest rate. To the extent that we use derivative financial instruments to hedge our exposure to floating interest rate debt, we will be exposed to credit, basis and legal enforceability risks. Derivative financial instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If we are unable to manage these risks effectively, our results of operations, financial condition and ability to make distributions to you will be adversely affected.

Complying with REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% or the 95% gross income test referred to below unless specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (i) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (ii) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% Gross Income Test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75% and 95% Gross Income Tests. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Compliance with Laws

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Examples of federal laws include: the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on residents, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may limit or eliminate affect our ability to sell or rent the property or to use the property as collateral for future borrowing.

There may also be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. The existence of lead paint is especially a concern in residential units. A structure built prior to 1978 may contain lead-based paint and may present a potential for exposure to lead; however, structures built after 1978 are not likely to contain lead-based paint.

Properties’ values may also be affected by their proximity to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields, or EMFs, to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, and other states have required transmission facilities to measure for levels of EMFs. On occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines has been considered both when property values have been determined to obtain financing and in condemnation proceedings. We may not, in certain circumstances, search for electric transmission lines near our properties, but are aware of the potential exposure to damage claims by persons exposed to EMFs.

Recently, indoor air quality issues, including mold, have been highlighted in the media and the industry is seeing mold claims from lessees rising. Due to recent increases in mold claims, and since the law relating to mold is unsettled and subject to change, we could incur losses from claims relating to the presence of, or exposure to, mold or other microbial organisms, particularly if we are unable to maintain adequate insurance to cover such losses. We may also incur unexpected expenses relating to the abatement of mold on properties that we may acquire.

Limited quantities of asbestos-containing materials are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatment. Environmental laws govern the presence, maintenance and removal of asbestos. These laws could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials, into the air. Such laws require that owners or operators of buildings containing asbestos (i) properly manage and maintain the asbestos, (ii) notify and train those who may come into contact with asbestos and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to asbestos fibers. As the owner of our properties, we may be liable for any such costs.

Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of residents, existing conditions of the land, operations in the vicinity of the properties, or the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that we may be required to comply with. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel of our advisor and/or other sanctions.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint (which are both discussed above).

The cost of defending against any claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to you.

We cannot assure you that properties which we acquire will not have any material environmental conditions, liabilities or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we may be subject arising out of environmental conditions or violations with respect to the properties we own.

Our costs associated with and the risk of failing to comply with the Americans with Disabilities Act may affect cash available for distributions.

We generally expect that our properties will be subject to the Americans with Disabilities Act of 1990, as amended, or the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act does not, however, consider residential properties, such as apartment properties, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as the leasing office, are open to the public. The Disabilities Act’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the Disabilities Act or place the burden on the seller or a third party to ensure compliance with such laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, cots in complying with these laws may affect cash available for distributions and the amount of distributions to you.

We must comply with the Fair Housing Amendments Act of 1988, or the FHAA, and failure to comply may affect cash available for distributions.

We must comply with the FHAA, which requires that apartment properties first occupied after March 13, 1991 be accessible to handicapped residents and visitors. As with the Disabilities Act, compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently there has been heightened scrutiny of apartment housing properties for compliance with the requirements of the FHAA and the Disabilities Act and an increasing number of substantial enforcement actions and private lawsuits have been brought against apartment communities to ensure compliance with these requirements. Noncompliance with the FHAA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation.

United States Federal Income Tax Risks

If we fail to maintain our qualification as a REIT, we will be subjected to tax on our income, and the amount of distributions we make to our stockholders will be less.

We intend to maintain our qualification as a REIT under the Code. A REIT generally is not taxed at the corporate level on income and gains that it distributes to its stockholders on a timely basis. Qualification as a REIT involves the application of highly technical and complex rules for which there are only limited judicial or administrative interpretations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification, including changes with retroactive effect.

If we fail to qualify as a REIT in any taxable year:

•	we would not be allowed to deduct our distributions to our stockholders when computing our taxable income;

•	we would be subject to U.S. federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates;

•	we could be disqualified from being taxed as a REIT for the four taxable years following the year during which qualification was lost, unless entitled to relief under certain statutory provisions;

•	we would have less cash to make distributions to our stockholders; and

•	we might be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of our disqualification.

Although we intend to operate in a manner intended to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine to delay or revoke our REIT election. Even if we qualify as a REIT, we expect to incur some taxes, such as state and local taxes, taxes imposed on certain subsidiaries and potential U.S. federal excise taxes.

To maintain our qualification as a REIT, we must meet annual distribution requirements, which may result in us distributing amounts that may otherwise be used for our operations.

To obtain the favorable tax treatment accorded to REITs, we generally are required each year to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gain), determined without regard to the deduction for distributions paid. We are subject to U.S. federal income tax on our undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions we pay with respect to any calendar year are less than the sum of (i) 85% of our ordinary income, (ii) 95% of our capital gain net income and (iii) 100% of our undistributed income from prior years. These requirements could cause us to distribute amounts that otherwise would be spent on investments in real estate assets, and it is possible that we might be required to borrow funds, possibly at unfavorable rates, or sell assets to fund these distributions. Although we intend to make distributions sufficient to meet the annual distribution requirements and to avoid U.S. federal income and excise taxes on our earnings, it is possible that we might not always be able to do so.

Complying with REIT requirements may cause us to forgo otherwise attractive opportunities.

To maintain our qualification as a REIT, we must continually satisfy various tests regarding sources of income, nature and diversification of assets, amounts distributed to stockholders and the ownership of shares of our common stock. In order to satisfy these tests, we may be required to forgo investments that might otherwise be made. Accordingly, compliance with the REIT requirements may hinder our investment performance.

In particular, at least 75% of our total assets at the end of each calendar quarter must consist of real estate assets, government securities, and cash or cash items. For this purpose, “real estate assets” generally include interests in real property, such as land, buildings, leasehold interests in real property, stock of other entities that qualify as REITs, interests in mortgage loans secured by real property, investments in stock or debt instruments during the one-year period following the receipt of new capital and regular or residual interests in a real estate mortgage investment conduit, or REMIC. In addition, the amount of securities of a single issuer that we hold, other than securities qualifying under the 75% asset test and certain other securities, must generally not exceed either 5% of the value of such issuer’s gross assets or 10% of the vote or value of such issuer’s outstanding securities.

A REIT’s net income from prohibited transactions is subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including any mortgage loans, held in inventory or primarily for sale to customers in the ordinary course of business. The prohibited transaction tax may apply to any sale of assets to a securitization and to any sale of securitization securities and, therefore, may limit our ability to sell assets to or equity in securitizations and other assets.

It may be possible to reduce the impact of the prohibited transaction tax and the holding of assets not qualifying as real estate assets for purposes of the REIT asset tests by conducting certain activities, holding non-qualifying REIT assets or engaging in securitization transactions through our TRSs, subject to certain limitations as described below. To the extent that we engage in such activities through TRSs, the income associated with such activities may be subject to full U.S. federal corporate income tax.

Certain of our business activities are potentially subject to the prohibited transaction tax, which could reduce the return on any investment in our securities.

Our ability to dispose of property is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain recognized on the sale or other disposition of any property (other than foreclosure property) that we own, directly or through any subsidiary entity, including our operating partnership, but excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. No assurance can be given that any particular property we own, directly or through any subsidiary entity, including our operating partnership, but excluding our taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business.

The use of taxable REIT subsidiaries would increase our overall tax liability.

Some of our assets may need to be owned or sold, or some of our operations may need to be conducted, by taxable REIT subsidiaries. Any of our taxable REIT subsidiaries will be subject to U.S. federal and state income tax on their taxable income. The after-tax net income of our taxable REIT subsidiaries would be available for distribution to us. Further, we will incur a 100% excise tax on transactions with our taxable REIT subsidiaries that are not conducted on an arms’ length basis. For example, to the extent that the rent paid by one of our taxable REIT subsidiaries exceeds an arms’ length rental amount, such amount is potentially subject to the excise tax. We intend that all transactions between us and our taxable REIT subsidiaries will be conducted on an arms’ length basis, and, therefore, any amounts paid by our taxable REIT subsidiaries to us will not be subject to the excise tax; provided, however, no assurance can be given that no excise tax would arise from such transactions.

Dividends paid by REITs do not qualify for the reduced tax rates provided for under current law.

Dividends paid by REITs are generally not eligible for the reduced 20% maximum tax rate applicable to qualified dividends paid to individuals. The more favorable rates applicable to qualified dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends to which more favorable rates apply, which could reduce the value of the stocks of REITs.

Legislative or regulatory action could adversely affect the returns to our investors.

In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of U.S. federal income tax laws applicable to investments similar to an investment in shares of our common stock. Additional changes to the tax laws are likely to continue to occur, and we cannot assure you that any such changes will not adversely affect the taxation of our stockholders. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax adviser with respect to the impact of recent legislation on any investment in our securities in our shares and the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

Although REITs continue to receive more favorable tax treatment than entities taxed as corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed for U.S. federal income tax purposes as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause such changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

If the operating partnership fails to maintain its status as a partnership, its income may be subject to taxation.

We intend to maintain the status of the operating partnership as a partnership or disregarded entity for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the operating partnership as a partnership or disregarded entity for such purposes, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the operating partnership could make to us. This would also result in our losing REIT status, and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on any investment in our securities. In addition, if any of the partnerships or limited liability companies through which the operating partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the operating partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

Distributions to tax-exempt investors may be classified as unrelated business taxable income, or UBTI, and tax-exempt investors would be required to pay tax on such income and to file income tax returns.

Neither ordinary nor capital gain distributions with respect to our common stock nor gain from the sale of stock should generally constitute UBTI to a tax-exempt investor. However, there are certain exceptions to this rule, including:

•	under certain circumstances, part of the income and gain recognized by certain qualified employee pension trusts with respect to our stock may be treated as UBTI if our stock is predominately held by qualified employee pension trusts, such that we are a “pension-held” REIT (which we do not expect to be the case);

•	part of the income and gain recognized by a tax-exempt investor with respect to our stock would constitute UBTI if such investor incurs debt in order to acquire the common stock; and

•	part or all of the income or gain recognized with respect to our stock held by social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans which are exempt from U.S. federal income taxation under Sections 501(c)(7), (9), (17) or (20) of the Code may be treated as UBTI.

We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a tax-exempt investor.

Distributions to foreign investors may be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits.

In general, foreign investors will be subject to regular U.S. federal income tax with respect to their investment in our stock if the income derived therefrom is “effectively connected” with the foreign investor’s conduct of a trade or business in the United States. A distribution to a foreign investor that is not attributable to gain realized by us from the sale or exchange of a “U.S. real property interest” within the meaning of the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, will be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Generally, any ordinary income distribution will be subject to a U.S. federal income tax equal to 30% of the gross amount of the distribution, unless this tax is reduced by the provisions of an applicable treaty.

Foreign investors may be subject to FIRPTA tax upon the sale of their shares of our stock.

A foreign investor disposing of a U.S. real property interest, including shares of stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to FIRPTA tax, on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is “domestically controlled.” A REIT is “domestically controlled” if less than 50% of the REIT’s stock, by value, has been owned directly or indirectly by persons who are not U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT’s existence. While we intend to qualify as “domestically controlled,” we cannot assure you that we will. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our stock would be subject to FIRPTA tax, unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5% of the value of our outstanding common stock.

Foreign investors may be subject to FIRPTA tax upon a capital gain dividend.

A foreign investor may be subject to FIRPTA tax upon the payment of any capital gain dividend by us if such dividend is attributable to gain from sales or exchanges of U.S. real property interests.

We encourage you to consult your own tax advisor to determine the tax consequences applicable to you if you are a foreign investor.

Risks Relating to the Market for our Common Stock

A trading market may not develop for our common stock or, if it does, you may not be able to sell your shares at or above your purchase price.

Although our common stock has been listed on the NYSE MKT, we do not know the extent to which investor interest will lead to the development of an active trading market or how liquid that market might be. You may not be able to sell your shares at or above your purchase price for such shares. In addition, the market price and trading volume of our common stock may be volatile. The market price of our common stock may also be subject to significant fluctuations in response to our future operating results, analyst reports about us, additions to or departures of key management personnel, actual or projected interest rate changes and other factors, including conditions affecting securities markets generally.

Sales of shares of our common stock, or the perception that such sales will occur, may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock, including shares of common stock issuable upon the exchange of units of our operating partnership that we may issue from time to time, the sale of shares of common stock held by our current stockholders, particularly RAIT and its affiliates, and the sale of any shares we may issue under our long-term incentive plan, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or may seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For example, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

Some of our distributions may include a return of capital for U.S. federal income tax purposes.

Some of our distributions may include a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares, and thereafter as gain on a sale or exchange of such shares.

Future issuances of debt securities, which would rank senior to our common stock upon liquidation, or future issuances of preferred equity securities, may adversely affect the trading price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities, other loans and preferred stock will receive a distribution of our available assets before common stockholders. Any preferred stock, if issued, likely will also have a preference on periodic distribution payments, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings may negatively affect the trading price of our common stock.

Risks Relating to Conflicts of Interest

Conflicts of interest may arise between our advisor, RAIT and our property manager, on the one hand, and us on the other.

We are entirely dependent upon our advisor and our property manager for our day-to-day management and do not have any independent employees. Our executive officers, one of whom is also the chairman of our board of directors, serve as officers and/or directors of RAIT and its affiliates, and RAIT owns a significant portion of the outstanding shares of our common stock. As a result, conflicts of interest may arise between our advisor, RAIT and our property manager, on the one hand, and us on the other.

RAIT’s ownership of a significant portion of the outstanding shares of our common stock could give RAIT the ability to control the outcome of matters submitted for stockholder approval and otherwise allow RAIT to exert significant influence over our company in a manner that may not be in the best interests of our other stockholders.

Our board of directors has granted such an exception for RAIT and its subsidiaries to own, in the aggregate, up to 100% of our outstanding common stock as of the date of this report. As of the filing of this report, RAIT beneficially owned 5,764,900 shares of our common stock, which represented approximately 60% of our outstanding common stock. As a result of RAIT’s significant ownership in our company, RAIT will have significant influence over our affairs and could exercise such influence in a manner that is not in the best interests of our other stockholders, including the ability to control the outcome of matters submitted to our stockholders for approval such as the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In particular, this concentrated voting control could delay, defer or prevent a change of control, merger, consolidation or sale of all or substantially all of our assets that our other stockholders and our board support. Conversely, RAIT’s concentrated voting control could result in the consummation of such a transaction that our other stockholders and our board do not support.

Our executive officers have interests that may conflict with the interests of stockholders.

Our executive officers are also affiliated with or are executive officers and stockholders of RAIT. These individuals may have personal and professional interests that conflict with the interests of our stockholders with respect to business decisions affecting us and our operating partnership. As a result, the effect of these conflicts of interest on these individuals may influence their decisions affecting the negotiation and consummation of the transactions whereby we acquire apartment properties in the future from RAIT, or in the allocation of investment opportunities to us by RAIT or its affiliates.

We may pursue less vigorous enforcement of terms of the contribution agreements for the apartment properties we acquired from RAIT because of conflicts of interest with our senior management team.

Our executive officers, one of whom is also chairman of our board of directors, have ownership interests in and professional responsibilities with RAIT, which contributed apartment properties to our operating partnership. As part of the contribution of these properties, RAIT made limited representations and warranties to us regarding the properties and interests acquired. See “—General Risks Related to Investments in Real Estate—We may have assumed unknown liabilities in connection with the acquisition of the apartment properties contributed by RAIT” above. Any indemnification from RAIT related to the contribution is limited. We may choose not to enforce, or to enforce less vigorously, our rights under the contribution agreements due to our ongoing relationship between our executive officers and RAIT.

We face conflicts of interest relating to financing arrangements with RAIT for the acquisition of apartment properties that would not be present with third-party financing.

Two of the apartment properties we acquired from RAIT were subject to financing provided by an affiliate of RAIT. RAIT may make financing available to us in the future. Such financing arrangements may involve conflicts of interest not otherwise present with other methods of financing, including:

•	that RAIT may sell or securitize our loan agreements with a third party, in which case our loan would become subject to the rights of the assignee or transferee whose interests may not be the same as RAIT’s interests;

•	that RAIT may in the future have interests that are or that become inconsistent with our interests, which may cause us to disagree with RAIT as to the best course of action with respect to the payment terms, remedies available under and refinancing of the loans; any such disagreement may not be resolved to our satisfaction;

•	that in the event of our default on any loan, RAIT may determine to foreclose upon the collateral without pursuing alternative remedies such as renegotiation of loan terms or workouts that a third-party lender might pursue; and

•	that our executive officers are also executive officers or employees of RAIT and would be responsible for negotiating the terms of any future loan agreement on our behalf as well as on RAIT’s behalf.

RAIT may also make a loan as part of a lending syndicate with third parties, in which case we expect that RAIT would enter into an intercreditor agreement that will define its rights and priority with respect to the underlying collateral. The third-party lending syndicate may also have interests that differ with our interests as well as the interests of RAIT.

Our advisor, our property manager, our executive officers and their affiliates may face conflicts of interest and competing demands on their time, which could adversely impact any investment in our securities.

We do not have any employees and, as a result, rely on the employees of our advisor our property manager and its affiliates for the day-to-day operation of our business. Each of our executive officers is also an officer or employee of RAIT and its affiliates. As a result, all of these individuals owe fiduciary duties to these other entities and their stockholders, members and limited partners. Because RAIT and its affiliates engage in other business activities, the employees of RAIT and its affiliates may experience conflicts of interest in allocating their time and resources among our business and these other activities. The amount of time that our advisor and its affiliates spend on our business will vary from time to time, although we expect that they will devote more time to us while we are acquiring properties. During times of intense activity in other programs and ventures, they may devote less time and fewer resources to our business than are necessary or appropriate to manage our business. While we expect that, as our real estate activities expand, our advisor will attempt to hire additional employees who would devote substantially all of their time to our business, there is no assurance that our advisor will devote adequate time to our business. If our advisor suffers or is distracted by adverse financial or operational problems in connection with its operations unrelated to us, it may allocate less time and resources to our operations. If any of the foregoing events occur, the returns on our investments, our ability to make distributions to stockholders and the trading price of our common stock may suffer.

Property management services are being provided by an affiliated party, which may impact our sale of properties, and as a result, affect any investment in our securities.

Because the property manager will receive significant fees for managing our properties, our advisor may face a conflict of interest when determining whether we should sell properties under circumstances where the property manager would no longer manage the property after the transaction. As a result, we may not dispose of properties when it would be in our best interests to do so.

If we acquire properties from affiliates of our advisor, the price may be higher than we would pay if the transaction were the result of arms’ length negotiations.

The prices way pay to acquire properties from affiliates of our advisor will not be the subject of arms’ length negotiations, which means that the acquisitions may be on terms less favorable to us than those negotiated in an arms’ length transaction. Even though we expect to use an independent third-party appraiser to determine fair market value when acquiring properties from our advisor and its affiliates, we may pay more for particular properties than we would have in an arms’ length transaction, which would reduce our cash available for investment in other properties or distribution to our stockholders.

Our advisor and its affiliates receive fees and other compensation based upon our investments, which may impact operating decisions, and as a result, affect any investment in our securities.

Our advisor and its affiliates receive fees based, in part, on the value of our investments, and are in a position to make decisions about our investments, and the amount of leverage we use to acquire our investments, in ways that could maximize fees payable to our advisor and its affiliates. Some compensation is payable to our advisor whether or not there is cash available to make distributions to our stockholders. As a result, our advisor and its affiliates may benefit from us retaining ownership, and leveraging, our assets, while our stockholders may be better served by the sale or disposition of, or lack of leverage on, the assets.

The incentive fee we pay our advisor may induce it to make riskier investments.

The incentive fee payable by us to our advisor is determined based on Core FFO, which may create an incentive for our advisor to make investments that are risky or more speculative than would otherwise be in our best interests. In evaluating investments and other management strategies, the incentive fee structure may lead our advisor to place undue emphasis on the maximization of Core FFO at the expense of other criteria, such as preservation of capital, in order to increase its incentive fee. Investments with higher yields generally have higher risk of loss than investments with lower yields, and could result in higher investment losses, particularly during cyclical economic downturns, which could adversely affect the trading price of our common stock.

We may be obligated to pay our advisor quarterly incentive fees even if we incur a net loss during a particular quarter and our advisor will receive a base management fee regardless of the performance of our portfolio.

Our advisor is entitled to a quarterly incentive fee based on our pre-incentive fee Core FFO, which will reward our advisor if our quarterly pre-incentive fee Core FFO exceeds 1.75% of our adjusted stockholders’ equity. Our Core FFO for a particular quarter will exclude the effect of any unrealized gains, losses or other items during that quarter that do not affect realized net income, even if these adjustments result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our advisor an incentive fee for a fiscal quarter even if we incur a net loss for that quarter as determined in accordance with GAAP. In addition, our advisor is entitled to receive a base management fee based on a percentage of our gross assets (excluding the eight properties in our existing portfolio), regardless of our performance or its performance in managing our business. Our advisor will also receive reimbursement of expenses and fees incurred directly on our behalf regardless of its or our performance. As a result, even if our advisor does not identify profitable investment opportunities for us, it will still receive material compensation from us. This compensation structure may reduce our advisor’s incentive to devote time and effort to seeking profitable opportunities for our portfolio.

We may compete with other entities affiliated with RAIT for tenants.

RAIT and its affiliates are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business ventures, including ventures involved in the acquisition, development, ownership, management, leasing or sale of real estate. RAIT currently owns one property in the same market as our Tresa at Arrowhead property and, although its primary focus is providing debt financing rather than acquiring apartment properties, as of March 31, 2013 it had approximately $63.9 million available for investment. RAIT and/or its affiliates may in the future own, manage or finance properties in the same geographical areas in which we expect to acquire real estate assets. Therefore, our properties may compete for tenants with other properties owned, managed or financed by RAIT and its affiliates. RAIT may face conflicts of interest when evaluating tenant opportunities for our properties and other properties owned, managed or financed by RAIT and its affiliates, and these conflicts of interest may lessen our ability to attract and retain tenants.